PEOPLE'S LIBERATION, INC.


                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-147684



                           PROSPECTUS SUPPLEMENT NO. 1
                       (TO PROSPECTUS DATED MAY 12, 2008)


         This is a prospectus supplement to our prospectus dated May 12, 2008 relating to the resale from time to time by selling shareholders of up to 18,744,837 shares of our Common Stock. On May 13, 2008, we filed with the Securities and Exchange Commission a Quarterly Report on Form 10-Q for the period ended March 31, 2008. The text of the Quarterly Report on Form 10-Q is attached to and made a part of this prospectus supplement. The exhibits to the Quarterly Report on Form 10-Q are not included with this prospectus supplement and are not incorporated by reference herein.

         This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

         THE SECURITIES OFFERED BY THE PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 23 OF THIS PROSPECTUS SUPPLEMENT IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.


             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MAY 13, 2008

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[X] Quarterly Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 2008

[_] Transition Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

  For the transition period from __________________ to ______________________.

                         Commission file number 0-16075

                            PEOPLE'S LIBERATION, INC.
             (Exact Name of Registrant as Specified in its Charter)

          DELAWARE                                               86-0449546
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                    150 WEST JEFFERSON BOULEVARD
                           LOS ANGELES, CA                90007
              (Address of principal executive offices) (Zip Code)

                                 (213) 745-2123
              (Registrant's telephone number, including area code)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   [_]                           Accelerated filer    [_]

Non-accelerated filer     [_] (Do not check if smaller reporting company)

Smaller reporting company [X]

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

         As of May 13, 2008, the issuer had 36,002,563 shares of common stock, par value $.001 per share, issued and outstanding.

================================================================================

                            PEOPLE'S LIBERATION, INC.

                               INDEX TO FORM 10-Q

                                                                            PAGE

PART I   FINANCIAL INFORMATION................................................3

Item 1.  Financial Statements.................................................3

         Consolidated Balance Sheets as of March 31, 2008 (unaudited)
         and December 31, 2007................................................3

         Consolidated Statements of Operations (unaudited) for the three months ended March 31, 2008 and March 31, 2007.......................4

         Consolidated Statements of Cash Flows (unaudited) for the
         three months ended March 31, 2008 and March 31, 2007.................5

         Notes to Consolidated Financial Statements (unaudited)...............6

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations.................................14

Item 3.  Quantitative and Qualitative Disclosures About Market Risk..........23

Item 4T. Controls and Procedures.............................................23

PART II  OTHER INFORMATION...................................................23

Item 1A. Risk Factors........................................................23

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.........30

Item 6.  Exhibits............................................................30

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                            PEOPLE'S LIBERATION, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                      March 31,     December 31,
                                                        2008           2007
                                                     -----------    -----------
Assets                                               (Unaudited)

Current Assets:
   Cash and cash equivalents .....................   $   318,979    $   362,505
   Due from factor ...............................     1,667,084      1,517,029
   Accounts receivable, net of allowance
     for doubtful accounts .......................       747,568      1,029,510
   Inventories ...................................     3,770,226      3,833,170
   Refundable income taxes .......................          --           11,500
   Prepaid expenses and other current assets .....       103,256        196,730
   Prepaid design fees ...........................       781,818           --
   Deferred income taxes .........................        38,000         38,000
                                                     -----------    -----------
     Total current assets ........................     7,426,931      6,988,444

Property and equipment, net of accumulated
  depreciation and amortization ..................       950,582        612,264
Trademarks, net of accumulated amortization ......       386,657        363,359
Intangible asset .................................       428,572        428,572
Other assets .....................................        65,020        265,020
                                                     -----------    -----------
Total assets .....................................   $ 9,257,762    $ 8,657,659
                                                     ===========    ===========

Liabilities and Stockholders' Equity

Current Liabilities:

   Accounts payable and accrued expenses .........   $ 2,824,377    $ 2,628,906
   Minority interest payable .....................       284,648           --
   Income taxes payable ..........................        20,508         13,390
                                                     -----------    -----------
     Total current liabilities ...................     3,129,533      2,642,296

Deferred tax liabilities .........................        93,000         93,000
                                                     -----------    -----------
     Total liabilities ...........................     3,222,533      2,735,296
                                                     -----------    -----------

Stockholders' equity:
   Common stock, $0.001 par value,
     150,000,000 shares authorized; 36,002,563
     shares issued and outstanding at March 31,
     2008 and December 31, 2007 ..................        36,002         36,002
   Additional paid-in capital ....................     7,825,786      7,775,255
   Accumulated deficit ...........................    (1,826,559)    (1,888,894)
                                                     -----------    -----------
Total stockholders' equity .......................     6,035,229      5,922,363
                                                     -----------    -----------
Total liabilities and stockholders' equity .......   $ 9,257,762    $ 8,657,659
                                                     ===========    ===========

                 See Notes to Consolidated Financial Statements.

                            PEOPLE'S LIBERATION, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                   Three Months Ended March 31,
                                                  ------------------------------
                                                      2008             2007
                                                  ------------     ------------
Net sales ...................................     $  6,916,639     $  3,816,718
Cost of goods sold ..........................        3,484,416        2,117,818
                                                  ------------     ------------
 Gross profit ...............................        3,432,223        1,698,900
                                                  ------------     ------------

Selling expenses ............................        1,192,518          887,772
Design and production .......................          756,442          521,730
General and administrative ..................        1,106,629        1,295,022
                                                  ------------     ------------

 Total operating expenses ...................        3,055,589        2,704,524
                                                  ------------     ------------

Income (loss) from operations ...............          376,634       (1,005,624)

Interest expense, net .......................           21,251           11,640
Other expense ...............................             --              2,267
                                                  ------------     ------------
 Total other expense ........................           21,251           13,907
                                                  ------------     ------------

Income (loss) before income
  taxes and minority interest ...............          355,383       (1,019,531)
Provision for income taxes ..................            8,400            3,200
                                                  ------------     ------------
Income (loss) before minority interest ......          346,983       (1,022,731)
                                                  ------------     ------------

Minority interest ...........................          284,648             --
                                                  ------------     ------------

Net income (loss) ...........................     $     62,335     $ (1,022,731)
                                                  ============     ============
Basic income (loss) per common share ........     $       0.00     $      (0.03)
                                                  ============     ============
Diluted income (loss) per common share ......     $       0.00     $      (0.03)
                                                  ============     ============

Basic weighted average common shares
  outstanding ...............................       36,002,563       34,942,563
                                                  ============     ============
Diluted weighted average common shares
  outstanding ...............................       36,070,901       34,942,563
                                                  ============     ============

                 See Notes to Consolidated Financial Statements.

                            PEOPLE'S LIBERATION, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                    Three Months Ended March 31,
                                                   ----------------------------
                                                      2008              2007
                                                   -----------      -----------
Cash flows from operating activities:
  Net income (loss) ..........................     $    62,335      $(1,022,731)
    Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Depreciation and amortization ...........          57,886           38,269
     Allowance for doubtful accounts .........           1,000          133,000
     Warrants issued for services ............           6,700             --
     Stock based compensation ................          43,831           64,286
     Changes in operating assets and
       liabilities:
       Receivables ...........................         130,887        1,536,221
       Inventories ...........................          62,944           (3,478)
       Refundable income taxes ...............          11,500             --
       Prepaid expenses and other current
         assets ..............................          93,474           91,160
       Prepaid design fees ...................        (781,818)            --
       Other assets ..........................         200,000             --
       Accounts payable and accrued
         expenses ............................         195,471         (529,482)
       Minority interest payable .............         284,648             --
       Income taxes payable ..................           7,118            3,200
                                                   -----------      -----------
         Net cash flows provided by
           operating activities ..............         375,976          310,445
                                                   -----------      -----------

Cash flows from investing activities:
  Acquisition of trademarks ..................         (29,948)         (46,338)
  Acquisition of property and equipment ......        (389,554)        (107,634)
                                                   -----------      -----------
     Net cash flows used in investing
       activities ............................        (419,502)        (153,972)
                                                   -----------      -----------

Net (decrease) increase in cash and
  cash equivalents ...........................         (43,526)         156,473
Cash and cash equivalents, beginning
  of period ..................................         362,505           62,389
                                                   -----------      -----------
Cash and cash equivalents, end of period .....     $   318,979      $   218,862
                                                   ===========      ===========

Supplemental  disclosures of cash flow
  information:  Cash paid (received)
  during the period for:
  Interest ...................................     $    21,251      $    11,640
  Income taxes paid ..........................           1,450             --
  Income taxes received ......................         (11,668)            --

                 See Notes to Consolidated Financial Statements.

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.       PRESENTATION OF INTERIM INFORMATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and in accordance with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The accompanying unaudited consolidated financial statements reflect all normal recurring adjustments that, in the opinion of the management of People's Liberation, Inc. (the "Company") and subsidiaries are considered necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements of the Company included in the Company's Form 10-KSB for the year ended December 31, 2007.

2.       ORGANIZATION AND NATURE OF OPERATIONS

ORGANIZATION

         People's Liberation, Inc. is the parent holding company of Versatile Entertainment, Inc. ("Versatile"), a California corporation established in April of 2001, and Bella Rose, LLC ("Bella Rose"), a California limited liability company established in May 2005, both of which were consolidated on November 22, 2005 and became wholly-owned subsidiaries of the Company on the effective date of the Company's exchange transaction. William Rast Sourcing, LLC ("William Rast Sourcing") and William Rast Licensing, LLC ("William Rast Licensing"), both California limited liability companies, were formed effective October 1, 2006 and are owned 50% by Bella Rose and 50% by William Rast Enterprises, LLC ("WRE"), an entity owned in part by Justin Timberlake.

         People's Liberation, Inc. was incorporated in the State of Delaware on December 29, 1982 under the name Philco Financial Management Corp. The Company had three wholly owned subsidiaries, Global Medical Technologies, Inc., an Arizona corporation, which was operating ("Global Medical"), and Century Pacific Fidelity Corporation and Century Pacific Investment Management Corporation, both of which were inactive and without assets or debts.

         On January 31, 2005, the Company contributed all of the shares of common stock of its wholly-owned, inactive subsidiaries, Century Pacific Fidelity Corp. and Century Pacific Investment Management Corporation, to Global Medical. In February 2005, the Company distributed all of the outstanding shares of common stock of Global Medical on a pro rata basis to its stockholders. Following the distribution, Global Medical continued to operate its medical equipment reconditioning business as an independent company. After this distribution, the Company existed as a "shell company" under the name of Century Pacific Financial Corporation with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge.

         On November 22, 2005, the Company acquired all of the outstanding voting securities of Bella Rose and Versatile, each of which became its wholly-owned subsidiaries. The Company issued to the Bella Rose members and the Versatile stockholders an aggregate of 2,460,106.34 shares of its series A convertible preferred stock, which subsequently converted into 26,595,751 shares of common stock on January 5, 2006 on a post reverse stock split basis. The exchange transaction was accounted for as a reverse merger (recapitalization) with Versatile and Bella Rose deemed to be the accounting acquirer, and the Company the legal acquirer.

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

         Effective on January 5, 2006, the Company changed its corporate name from Century Pacific Financial Corporation to People's Liberation, Inc., completed a 1-for-9.25 reverse split of its common stock, adopted its 2005 Stock Incentive Plan, and its series A convertible preferred stock converted into common stock. Following the conversion of the Series A convertible preferred stock, the reverse stock split on January 5, 2006, and the subsequent issuance of shares to preserve round lot holders, 34,371,134 shares of common stock were outstanding. All share and per share information included in the accompanying consolidated financial statements reflects the effects of the reverse stock split.

         Bella Rose commenced operations of its William Rast clothing line in May 2005. Bella Rose began shipping products under the William Rast brand name in the fourth quarter of 2005. Under an apparel brand agreement with WRE, Bella Rose had the exclusive rights to manufacture clothing and accessories under the William Rast tradename. Under long-form definitive agreements entered into effective October 1, 2006, which superseded the apparel brand agreement, two new entities were formed, William Rast Sourcing and William Rast Licensing. All assets and liabilities of the Bella Rose business were transferred to William Rast Sourcing effective October 1, 2006. William Rast Sourcing has the exclusive rights to manufacture clothing with the William Rast brand name. The William Rast trademarks were transferred to William Rast Licensing effective October 1, 2006 and William Rast Licensing has the exclusive rights to promote and license the William Rast brand. William Rast Sourcing and William Rast Licensing are owned 50% by Bella Rose and 50% by WRE.

         Beginning October 1, 2006, William Rast Sourcing and William Rast Licensing are consolidated under Bella Rose. Until WRE has a basis in the capital of William Rast Sourcing and William Rast Licensing, losses will not be allocated to WRE. Instead, all losses will be recognized by Bella Rose in consolidation. Subsequently, if profits are generated by William Rast Sourcing and William Rast Licensing, then profits will not be allocated to WRE until previously unrecognized minority losses are fully recouped by Bella Rose. Minimum profit allocations to WRE will be accounted for as a minority interest in the consolidated financial statements of the Company.

NATURE OF OPERATIONS

         The Company markets and sells high-end casual apparel under the brand names "People's Liberation" and "William Rast" through Versatile and Bella Rose, its wholly owned subsidiaries, and through Bella Rose's 50% owned subsidiaries, William Rast Sourcing and William Rast Licensing. The majority of the merchandise the companies offer consists of premium denim, knits, wovens, and outerwear for men and women. In the United States, Versatile and William Rast Sourcing distribute their merchandise to better department stores and boutiques, such as Nordstrom, Bloomingdales, Saks Fifth Avenue, Neiman Marcus, Lisa Klein and Fred Segal. Internationally, in select countries, we sell our products directly and through distributors to better department stores and boutiques, such as TNT in Canada and Jades in Germany.

         The Company commenced its People's Liberation business in July 2004 and its William Rast clothing line in May 2005. The William Rast clothing line is a collaboration with the Company's team and Justin Timberlake and his childhood friend, Trace Ayala. In addition, the William Rast lifestyle collection is being developed and designed in collaboration with Paris68, the New York-based independent design consultancy of Johan and Marcella Lindeberg.

         The Company is headquartered in Los Angeles, California, and maintains showrooms in New York, Los Angeles and Atlanta, and has a sales representative in Dallas.

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

3.       EARNINGS PER SHARE

         The Company computes and presents earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "EARNINGS PER SHARE". Basic earnings per share are computed based upon the weighted average number of common shares outstanding during the period.

         Warrants representing 3,415,000 shares of common stock at exercise prices ranging from $0.50 to $2.00 per share and stock options representing 1,876,000 shares of common stock at exercise prices ranging from $0.46 to $1.25 per share were outstanding as of March 31, 2008, but were excluded from the average number of common shares outstanding in the calculation of earnings per share because the effect of inclusion would be anti-dilutive.

         Warrants representing 3,125,000 shares of common stock at exercise prices ranging from $1.25 to $2.00 per share and stock options representing 1,833,000 shares of common stock at an exercise price of $1.25 per share were outstanding as of March 31, 2007, but were excluded from the average number of common shares outstanding in the calculation of earnings per share because the effect of inclusion would be anti-dilutive.

         During the three months ended March 31, 2008, the Company issued warrants to purchase 40,000 shares of its common stock to a consulting firm. The warrants have an exercise price of $0.50, a five-year term and vest over the nine-month term of the contract. For the three months ended March 31, 2007, there were no stock based compensation grants.

         The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share computations:


THREE MONTHS ENDED MARCH 31, 2008            INCOME (LOSS)    SHARES       PER SHARE
------------------------------------------   -----------    -----------   -----------
Basic income per share:
Income available to common stockholders ..   $    62,335     36,002,563   $      0.00

Effect of Dilutive Securities:
Options ..................................          --           56,800          --
Warrants .................................          --           11,538          --
                                             -----------    -----------   -----------
Income available to common stockholders ..   $    62,335     36,070,901   $      0.00
                                             ===========    ===========   ===========


THREE MONTHS ENDED MARCH 31, 2007
------------------------------------------
Basic loss per share:
Loss available to common stockholders ....   $(1,022,731)    34,942,563   $     (0.03)

Effect of Dilutive Securities:
Options ..................................          --             --            --
Warrants .................................          --             --            --
                                             -----------    -----------   -----------
Loss available to common stockholders ....   $(1,022,731)    34,942,563   $     (0.03)
                                             ===========    ===========   ===========

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

4.       STOCK BASED COMPENSATION

         On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), SHARE-BASED PAYMENT, which requires that the compensation costs relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the consolidated financial statements. The cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, and supersedes Accounting Principles Board Opinion ("APB Opinion") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 117 ("SAB No. 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

         The Company adopted SFAS No. 123(R) using the modified prospective transition method which requires the application of the accounting standards as of January 1, 2006, the first day of the Company's 2006 fiscal year. Stock-based compensation expense is recognized based on awards ultimately expected to vest on a straight-line prorated basis. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The Company adopted its 2005 Stock Incentive Plan on January 5, 2006.

         During the three months ended March 31, 2008 and 2007, the Company did not grant any options and no options or warrants were exercised. Options to purchase 1,003,999 and 539,166 shares were exercisable as of March 31, 2008 and 2007, respectively. Total stock based compensation expense for the three months ended March 31, 2008 and 2007 was approximately $44,000 and $64,000, respectively. The compensation expense recognized during the three months ended March 31, 2008 and 2007 did not change basic and diluted income (loss) per share reported in the Company's Statements of Operations.

         The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model. The valuation determined by the Black-Scholes pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Stock price volatility is estimated based on a peer group of public companies and expected term is estimated using the "safe harbor" provisions provided in SAB 107. The weighted-average assumptions the Company used as inputs to the Black-Scholes pricing model for options granted during the year ended December 31, 2007 included a dividend yield of zero, a risk-free interest rate of 4.1%, expected term of 5.7 years and an expected volatility of 71.5%.

         The fair value of options granted to outside consultants will be adjusted until the options vest or there is a substantial performance commitment as provided by the Emerging Issues Task Force (EITF) 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES (EITF 96-18).

         For stock-based awards issued to employees and directors, stock-based compensation is attributed to expense using the straight-line single option method. Stock-based compensation expense recognized in the Statement of Operations for the three months ended March 31, 2008 and 2007 is based on awards ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the three months ended March 31, 2008, expected forfeitures is immaterial and as such, the Company is recognizing forfeitures as they occur.

         Options awarded to non-employees are charged to expense when the services are performed and benefit is received as provided by EITF 96-18.

         On March 19, 2008, the Company issued a warrant to purchase 40,000 shares of its common stock to a consulting firm for services. The warrant has an exercise price of $0.50, a five-year term and vests over the 9-month term of the service contract. The warrant was valued at $6,700 using the Black-Scholes option pricing model.

         On April 24, 2008, the Company issued 200,000 options to an employee at an exercise price of $0.40 per share. Total fair value of the options granted to this employee was approximately $36,000. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. Stock price volatility was estimated based on a peer group of public companies and expected term was estimated using the "safe harbor" provisions provided in SAB 107. The assumptions the Company used as inputs to the Black-Scholes pricing model for the options granted on April 24, 2008 included a dividend yield of zero, a risk-free interest rate of 2.6%, an expected term of 3.75 years and an expected volatility of 58%.

5.       DUE FROM FACTOR

         Due from factor is summarized as follows:

                                                    MARCH 31,      DECEMBER 31,
                                                      2008             2007
                                                  ------------     ------------
Outstanding receivables:
  Without recourse ...........................    $  3,388,731     $  2,490,588
  With recourse ..............................          77,079           61,432
                                                  ------------     ------------
                                                     3,465,810        2,552,020
Advances .....................................      (1,418,769)        (649,049)
Open credits .................................        (379,957)        (385,942)
                                                  ------------     ------------
                                                  $  1,667,084     $  1,517,029
                                                  ============     ============

6.       INVENTORIES

         Inventories are summarized as follows:

                                                    MARCH 31,      DECEMBER 31,
                                                      2008             2007
                                                  ------------     ------------

Piece goods and trim .........................    $  1,134,676     $  1,287,488
Work in process ..............................         486,625          603,394
Finished goods ...............................       2,148,925        1,942,288
                                                  ------------     ------------
                                                  $  3,770,226     $  3,833,170
                                                  ============     ============

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

7.       WILLIAM RAST LIFESTYLE APPAREL COLLECTION RIGHTS

         Effective November 15, 2007, William Rast Sourcing entered into a design services agreement with Paris68 LLC and Johan and Marcella Lindeberg. The design services agreement provides that the Company's William Rast lifestyle collection be developed and designed in collaboration with Paris68, the New York-based independent design consultancy of Johan and Marcella Lindeberg. Johan Lindeberg, best known for his role as Creative Director of the Swedish brand J. Lindeberg, designs the Company's men's collection while Marcella Lindeberg designs the Company's women's collection. The initial collections were launched in February of 2008 and the Company anticipates shipping the collection products in the Fall of 2008. The design services agreement with Paris68 and Johan and Marcella Lindeberg is for a three-year period ending December 2010.

         In accordance with the terms of the design services agreement, the Company is required to make future minimum annual design fee payments as follows:

         YEARS ENDING DECEMBER 31,
         -------------------------
         2008 (nine months) ........................         $1,718,182
         2009 ......................................          2,000,000
         2010 ......................................          2,000,000
                                                             ----------
                                                             $5,718,182
                                                             ==========

         In addition to the minimum annual design fees, the design services agreement also provides for royalty payments for the contract years ending December 31, 2009 and 2010 of 7% of net sales of the collections products in excess of $7.5 million up to $20 million, and 5% of net sales of the collection's products in excess of $20 million. The Company shall have no obligation to pay any portion of a royalty if the cumulative amount of design fees and royalties paid by the Company from the inception of the design services agreement through the date of termination exceeds an amount equal to 33% of the cumulative amount of net sales of the collection's products from the inception of the design services agreement. Excess royalties, if any, shall be determined at the date of termination of the design services agreement. Any amount of excess royalties paid to the designer by the Company shall be refunded by the designer to the Company within thirty days following termination of the design services agreement.

         As of March 31, 2008, prepaid design fees related to the Company's William Rast men's and women's ready-to-wear product line designed by Johan and Marcella Lindeberg amounted to $781,818 and represented design fee payments made in accordance with the terms of the design services agreement. Future contractual design fee payments due under the design services agreement will also be recorded as prepaid design fees and expensed in accordance with the revenue derived from sales of the collection products. There was no design fee expense recorded related to this asset during the three months ended March 31, 2008. Sales of the collection products are expected to commence in the Fall of 2008.

8.       CUSTOMER AND SUPPLIER CONCENTRATIONS

         During the three months ended March 31, 2008 and 2007, one customer comprised greater than 10% of the Company's sales. Sales to this customer amounted to 28.5% and 33.1% of net sales for the three months ended March 31, 2008 and 2007, respectively. At March 31, 2008 and 2007, receivables due from this customer are included in due from factor.

         During the three months ended March 31, 2008, four suppliers comprised greater than 10% of the Company's purchases. Purchases from these suppliers amounted to 11.4%, 11.7%, 17.9% and 18.0% for the three months ended March 31, 2008. During the three months ended March 31, 2007, three suppliers comprised

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

greater than 10% of the Company's purchases. Purchases from these suppliers amounted to 14.9%, 15.4% and 18.7% for the three months ended March 31, 2008. At March 31, 2008 and 2007, accounts payable and accrued expenses included an aggregate of approximately $589,000 and $370,000, respectively, due to these vendors.

9.       OFF BALANCE SHEET RISK AND CONTINGENCIES

         Financial instruments that potentially subject the Company to off-balance sheet risk consist of factored accounts receivable. The Company sells the majority of its trade accounts receivable to a factor and is contingently liable to the factor for merchandise disputes and other customer claims. At March 31, 2008, total factor receivables approximated $3,466,000.

         The Company may be subject to certain legal proceedings and claims arising in connection with its business. In the opinion of management, there are currently no claims that will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         In accordance with the bylaws of the Company, officers and directors are indemnified for certain events or occurrences arising as a result of the officer or director's serving in such capacity. The term of the indemnification period is for the lifetime of the officer or director. The maximum potential amount of future payments the Company could be required to make under the indemnification provisions of its bylaws is unlimited. At this time, the Company believes the estimated fair value of the indemnification provisions of its bylaws is minimal and therefore, the Company has not recorded any related liabilities.

         In addition to the indemnification required in our articles of incorporation and bylaws, we have entered into indemnity agreements with each of our current officers and directors. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

         The Company enters into indemnification provisions under its agreements in the normal course of business, typically with suppliers, customers, distributors and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has not recorded any related liabilities.

10.      NEW ACCOUNTING PRONOUNCEMENTS

         In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENTS. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this pronouncement has not had a material impact on the Company's consolidated financial statements.

                            PEOPLE'S LIBERATION, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

         In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. SFAS 159 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS 159 has not had a material impact on the Company's financial condition or results of operations.

         In December 2007, the FASB issued SFAS No. 141(revised 2007), BUSINESS COMBINATIONS, and SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS. SFAS No. 141R improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAF No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way--as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The two statements are effective for fiscal years beginning after December 15, 2008 and management is currently evaluating the impact that the adoption of these statements may have on the Company's consolidated financial statements.

         In March 2008, the FASB issued SFAS No. 161, DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--AN AMENDMENT OF FASB STATEMENT NO. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows and (d) encourages, but does not require, comparative disclosures for earlier periods at initial adoption. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.

         Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information contained in this Form 10-Q is intended to update the information contained in our Annual Report on Form 10-KSB for the year ended December 31, 2007 and presumes that readers have access to, and will have read, the "Management's Discussion and Analysis or Plan of Operation" and other information contained in such Form 10-KSB. The following discussion and analysis also should be read together with our consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this Form 10-Q.

         THIS DISCUSSION SUMMARIZES THE SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS, FINANCIAL CONDITION AND LIQUIDITY AND CASH FLOWS OF PEOPLE'S LIBERATION, INC. FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND THE THREE MONTHS ENDED MARCH 31, 2007. EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED UPON JUDGMENTS CONCERNING VARIOUS FACTORS THAT ARE BEYOND OUR CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF, AMONG OTHER THINGS, THE FACTORS DESCRIBED BELOW UNDER THE CAPTION "CAUTIONARY STATEMENTS AND RISK FACTORS."

OVERVIEW

         We design, market and sell high-end casual apparel under the brand names "People's Liberation" and "William Rast." The majority of the merchandise we offer consists of premium denim, knits, wovens, and outerwear for men and women. In the United States, we distribute our merchandise to better department stores and boutiques, such as Nordstrom, Bloomingdales, Saks Fifth Avenue, Neiman Marcus, Lisa Klein and Fred Segal. Internationally, in select countries, we sell our products directly and through distributors to better department stores and boutiques, such as TNT in Canada and Jades in Germany. We are headquartered in Los Angeles, California.

         Our wholly-owned subsidiary Versatile Entertainment, Inc. conducts our People's Liberation brand business. Our William Rast brand business is conducted through our wholly-owned subsidiary Bella Rose, LLC. William Rast Sourcing and William Rast Licensing are consolidated under Bella Rose. William Rast Sourcing and William Rast Licensing are owned 50% by Bella Rose and 50% by William Rast Enterprises, LLC ("WRE") an entity owned in part by Justin Timberlake.

         Our distributors purchase products at a discount for resale in their respective territories. Our distributors market, sell, warehouse and ship People's Liberation and William Rast brand products at their expense. We anticipate growing our international distribution channels across new territories.

         We use third party contract manufacturers to produce our finished goods from facilities located primarily in Los Angeles, California. For the majority of our denim products, we purchase fabric and trim from suppliers who deliver these components directly to us to be cut, sewn, washed and finished by our contract manufacturers. For the majority of our knits and other products, our contract manufacturers purchase all components necessary to deliver finished products to us. As our sales increase, we intend to expand the number of contract manufacturers we use, both domestically and internationally, to perform some or all of the manufacturing processes required to produce finished products.

RECENT DEVELOPMENTS

         In May 2008, we signed an exclusive distribution agreement with Rocker Distribution for the distribution of our William Rast brand ready-to-wear apparel line in South Africa through December 2010. Based in Johannesburg, South Africa, Rocker Distribution is a full-service distributor providing sales, marketing and public relations services.

         In April 2008, we signed an exclusive distribution agreement with The Clear Corporation, doing business as Subbranded, for the distribution of our William Rast and People's Liberation ready-to-wear apparel lines in the United Kingdom and Ireland through December 2010. The Clear Corporation's management has extensive fashion industry experience and distributes apparel brand names such as Yen Jeans, Pour, Indian Rose, J.Fold, One Green Elephant, Marshall Artist and CoLab.

         In March 2008, we signed an exclusive distribution agreement with Stefania Moroni for the distribution of our William Rast branded men's and women's denim and ready-to-wear apparel line in Italy through December 2010. Stefania Moroni is an industry veteran with extensive experience working for Prada and is an exclusive distributor of brand name clothing, including Anna Purna, among others.

         In February 2008, we signed an exclusive two-year distribution agreement with How International for the distribution of William Rast branded apparel in Canada. How International distributes top designer brands including Joe's Jeans, C&C California, Daniel Alessandrini, Local Celebrity and MK2K. Founders, Howard Codas and Steve Shein, have more than ten years of experience in building brands in Canada and have built strong relationships with prestigious retailers such as Holt Renfrew, Aritzia, TNT, Simons and Mendocino.

         Effective November 2007, William Rast Sourcing entered into a design services agreement with Paris68 LLC and Johan and Marcella Lindeberg. The design services agreement provides for our William Rast lifestyle collection to be developed and designed in collaboration with Paris68, the New York-based independent design consultancy of Johan and Marcella Lindeberg. Johan Lindeberg, best known for his role as Creative Director of the Swedish brand J. Lindeberg, designs our men's collection while Marcella Lindeberg designs our women's collection. This collaboration results in a partnership to develop the William Rast brand into full contemporary men's and women's fashion collections. The initial collections were launched in February of 2008 and we anticipate shipping the collection products in the Fall of 2008. The design services agreement with Paris68 and Johan and Marcella Lindeberg is for a three-year period ending December 2010.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our valuation of inventories and our allowance for uncollectible house accounts receivable, recourse factored accounts receivable and chargebacks. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

         INVENTORIES. Inventories are evaluated on a continual basis and reserve adjustments, if any, are made based on management's estimate of future sales value of specific inventory items. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value, if lower, and charged to operations in the period in which the facts that give rise to the adjustments become known. Inventories, consisting of piece goods and trim, work-in-process and finished goods, are stated at the lower of cost (first-in, first-out method) or market.

         ACCOUNTS RECEIVABLE. Factored accounts receivable balances with recourse, chargeback and other receivables are evaluated on a continual basis and allowances are provided for potentially uncollectible accounts based on management's estimate of the collectibility of customer accounts. Factored accounts receivable without recourse are also evaluated on a continual basis and allowances are provided for anticipated returns, discounts and chargebacks based on management's estimate of the collectibility of customer accounts and historical return, discount and other chargeback rates. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

         INTANGIBLE ASSETS. Intangible assets are evaluated on a continual basis and impairment adjustments are made based on management's reassessment of the useful lives related to its intangible assets with definite useful lives. Intangible assets with indefinite lives are evaluated on a continual basis and impairment adjustments are made based on management's comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Impairment adjustments are made for the difference between the carrying value of the intangible asset and the estimated valuation and charged to operations in the period in which the facts that give rise to the adjustments become known.

         REVENUE RECOGNITION. Sales are recorded at the time of shipment, at which point title transfers to the customer, and when collection is reasonably assured.

         DEFERRED TAX ASSETS. We may record a valuation allowance to reduce our deferred tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If we determine that we may not realize all or part of our deferred tax assets in the future, we will make an adjustment to the carrying value of the deferred tax asset, which would be reflected as an income tax expense. Conversely, if we determine that we will realize a deferred tax asset, which currently has a valuation allowance, we would be required to reverse the valuation allowance, which would be reflected as an income tax benefit. Valuation allowance adjustments are made in the period in which the facts that give rise to the adjustments become known.

         STOCK BASED COMPENSATION. We adopted SFAS No. 123(R) using the modified prospective transition method which requires the application of the accounting standards as of January 1, 2006, the first day of our 2006 fiscal year. Stock-based compensation expense is recognized based on awards ultimately expected to vest on a straight-line prorated basis. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model. The valuation determined by the Black-Scholes pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Stock price volatility was estimated based on a peer group of public companies and the expected term was estimated using the "safe harbor" provisions provided in SAB 107.

RECENT ACCOUNTING PRONOUNCEMENTS

         See Note 10 to Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

RESULTS OF OPERATIONS

         The following table presents consolidated statement of operations data for each of the periods indicated as a percentage of revenues.

                                                  THREE MONTHS    THREE MONTHS
                                                      ENDED           ENDED
                                                    MARCH 31,       MARCH 31,
                                                      2008            2007
                                                  ------------    ------------

Net sales .....................................          100.0%          100.0%
Cost of goods sold ............................           50.4            55.5
                                                  ------------    ------------
Gross profit ..................................           49.6            44.5
Selling expenses ..............................           17.2            23.2
Design and production expenses ................           10.9            13.7
General and administrative expenses ...........           16.0            33.9
                                                  ------------    ------------
Operating income (loss) .......................            5.5%          (26.3)%
                                                  ============    ============

     COMPARISON OF THREE MONTHS ENDED MARCH 31, 2008 AND THREE MONTHS ENDED MARCH 31, 2007

         NET SALES

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Net Sales ..................   $    6,916,639   $    3,816,718            81.2%

         The increase in net sales for the three months ended March 31, 2008 was due to a significant increase in sales of our William Rast apparel line and a small increase in sales of our People's Liberation product line, The increase in net sales also includes an increase in sales to our international distributors during the period. During the year ended December 31, 2007, we had a decline in sales of our People's Liberation brand products which was attributable in part to the elimination of our knits division during 2007. In an effort to increase sales to existing People's Liberation customers and generate new customers, we reduced our price points and increased our target market to include middle-market major retailers, resulting in an increase in sales of our People's Liberation products during the three months ended March 31, 2008.

         GROSS PROFIT

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Gross Profit ...............   $    3,432,223   $    1,698,900           102.0%

         Gross profit consists of net sales less cost of goods sold. Cost of goods sold includes expenses primarily related to inventory purchases and contract labor, freight and overhead expenses. Overhead expenses primarily consist of warehouse and shipping salaries and expenses. Our gross margin increased to 49.6% for the three months ended March 31, 2008 from 44.5% for the three months ended March 31, 2007. The increase in gross profit as a percentage of net sales was due to economies of scale achieved in the manufacturing process of our products, modified production processes, increased sales of higher margin products and increased selling prices.

         SELLING EXPENSES

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Selling expenses............   $    1,192,518   $      887,772            34.3%

         Selling expense for the three months ended March 31, 2008 and 2007 primarily related to tradeshows, sales commissions and salaries, promotion and marketing, travel and showroom expenses. The increase in selling expense for the three months ended March 31, 2008 is attributable to our increased promotion and marketing of our brands, including our William Rast apparel collection designed by Johan and Marcella Lindberg, and the hiring of additional salaried sales staff in Los Angeles, Atlanta and New York. Selling expenses decreased as a percentage of net sales to 17.2% during the three months ended March 31, 2008 compared to 23.2% for the three months ended March 31, 2007 due to a greater increase in net sales than selling expenses during the period.

         DESIGN AND PRODUCTION EXPENSES

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Design and production
   expenses ................   $      756,442   $      521,370            45.1%

         Design and production expenses for the three months ended March 31, 2008 and 2007 primarily related to design and production salaries and sample costs. Design and production expenses increased during the three months ended March 31, 2008 compared to the three months ended March 31, 2007 as we increased our merchandising staff and incurred additional sample costs for our William Rast apparel line, including our William Rast apparel collection designed by Johan and Marcella Lindberg. As a percentage of net sales, design and production expenses decreased to 10.9% for the three months ended March 31, 2008 compared to 13.7% for the three months ended March 31, 2007, as a result of net sales during the period increasing more rapidly than design and production expenses.

         GENERAL AND ADMINISTRATIVE EXPENSES

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

General and administrative
   expenses ................   $    1,106,629   $    1,295,022           (14.5)%

         General and administrative expenses for the three months ended March 31, 2008 and 2007 primarily related to salaries, professional fees, bad debts and facility costs. The decrease in general and administrative expenses during the three months ended March 31, 2008 was due primarily to a reduction in bad debt expense and salaries, including the elimination of executive compensation as a result of the restructuring of our senior management team in 2007. As a percentage of net sales, general and administrative expenses decreased to 16.0% for the three months ended March 31, 2008 from 33.9% for three months ended March 31, 2007, as a result of net sales increasing more rapidly than general and administrative expenses during the period.

         INTEREST EXPENSE

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Interest Expense............   $       21,251   $       11,640            82.6%

         Under our factoring arrangements, we may borrow up to 85% on our factored accounts receivable and 50% on our inventory, up to a maximum of $1.3 million of eligible inventory. Outstanding borrowings under our factoring arrangements amounted to approximately $1.4 million and $521,000 at March 31, 2008 and 2007, respectively. The increase in interest expense is due to the increased borrowing under our factoring arrangements during the three months ended March 31, 2008.

         PROVISION FOR INCOME TAX

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Provision for Income Tax....   $        8,400   $        3,200          *
* Not meaningful

         The provision for income taxes for the three months ended March 31, 2008 and 2007 represents the minimum tax payments due for state purposes. A provision for Federal income taxes has not been recorded for the three months ended March 31, 2008, as any tax liabilities generated from net income would be offset by the Company's net operating loss carryforwards. The deferred tax assets at March 31, 2008 represent the amounts that management believes are more likely than not to be realized. A valuation allowance has been provided for our deferred income tax asset related to net operating loss carryforwards. As of December 31, 2007, total net operating losses available to carryforward to future periods amounted to approximately $1.6 million. At this time, we cannot determine that it is more likely than not that we will realize the future income tax benefits related to our net operating losses.

         MINORITY INTEREST

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Minority interest...........   $      284,648   $           --          *
* Not meaningful

         Total minority interest distributions recorded for the three months ended March 31, 2008 amounted to $284,648 and represents distributions for the calendar quarter ended March 31, 2008. There was no minority interest recorded for the three months ended March 31, 2007. Effective January 1, 2007, William Rast Sourcing was to pay its member, William Rast Enterprises, a minimum quarterly minority interest distribution of 6% of applicable net sales generated by William Rast Sourcing during the quarterly period, and William Rast Licensing was to pay its member, William Rast Enterprises, a minimum quarterly minority interest distribution of 3% of applicable net sales generated by William Rast Licensing during the quarterly period. On November 9, 2007, the limited liability company operating agreement of William Rast Sourcing, LLC was further amended to reflect a modification of the distributions to William Rast Enterprises. For the calendar quarters ending June 30, 2007, September 30, 2007 and December 31, 2007, all cash distributions William Rast Sourcing, LLC was required to pay to William Rast Enterprises pursuant to the amended and restated operating agreement were not paid or accrued for future payment with respect to such calendar quarters. Minority interest distributions amounting to $113,017 for the quarter ended March 31, 2007 were recorded during the quarter ended June 30, 2007, as the amended and restated operating agreements were not signed until May of 2007.

         NET INCOME (LOSS)

                                THREE MONTHS     THREE MONTHS
                                    ENDED            ENDED
                               MARCH 31, 2008   MARCH 31, 2007   PERCENT CHANGE
                               --------------   --------------   --------------

Net Income (loss)...........   $       62,335   $   (1,022,731)         *
* Not meaningful

         Our increase in net income during the three months ended March 31, 2008 compared to a net loss during the three months ended March 31, 2007 was due primarily to increased net sales and gross margin, and decreased general and administrative expenses, offset by increased selling and design and production expenses incurred during the period, as discussed above. Increased operating expenses in the first quarter of 2008 were offset by increased net sales and gross margin, resulting in an increase in income from operations to approximately $377,000 during the three months ended March 31, 2008 compared with a loss from operations of $1.0 million during the three months ended March 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 2008, we had cash and cash equivalents of approximately $319,000, a working capital balance of approximately $4.3 million, and approximately $2.8 million of availability from our factor. As of March 31, 2008, advances from our factor totaled approximately $1.4 million. As of March 31, 2007, we had cash and cash equivalents of approximately $219,000, a working capital balance of approximately $3.5 million and $2.3 million of availability from our factor. As of March 31, 2007, advances from our factor totaled approximately $521,000.

         We believe that our existing cash and cash equivalents and anticipated cash flows from our operating activities and pursuant to our factoring arrangements, including availability under our inventory facility, should be sufficient to fund our minimum working capital and capital expenditure needs for at least the next twelve months. However, we are currently evaluating various financing strategies to be used to expand our business and fund future growth. The extent of our future capital requirements will depend on many factors, including our results of operations. If our cash from operations is less than anticipated or our working capital requirements or capital expenditures are greater than we expect, or if we expand our business by acquiring or investing in additional brands, we may need to raise additional debt or equity financing within the next twelve months. There can be no assurance that additional debt or equity financing will be available on acceptable terms or at all. We currently do not have any material commitments for capital expenditures.

         CASH FLOWS

         We currently satisfy our working capital requirements primarily through borrowings from our factor, cash flows generated from operations and proceeds from the private placement of our common stock. Cash flows from operating and investing activities for the three months ended March 31, 2008 and 2007 are summarized in the following table:

                                                            THREE MONTHS
                                                           ENDED MARCH 31,
                                                     --------------------------
ACTIVITY:                                               2008             2007
----------------------------------------------       ---------        ---------

Operating activities .........................       $ 375,976        $ 310,445
Investing activities .........................        (419,502)        (153,972)
                                                     ---------        ---------

Net (decrease) increase in cash ..............       $ (43,526)       $ 156,473
                                                     =========        =========


         OPERATING ACTIVITIES

         Net cash provided by operating activities was approximately $376,000 and $310,000 for the three months ended March 31, 2008 and 2007. Cash provided by operating activities for the three months ended March 31, 2008 resulted primarily from decreased receivables, inventories, prepaid expenses and other assets, and increased minority interest payable and accounts payable and accrued expenses, offset by increased prepaid design fees. As of March 31, 2008, prepaid design fees related to the Company's William Rast men's and women's ready-to-wear product line designed by Johan and Marcella Lindeberg amounted to $781,818 and represented design fee payments made in accordance with the terms of the design services agreement. Future contractual design fee payments due under the design services agreement will also be recorded as prepaid design fees and expensed in accordance with the revenue derived from sales of the collection products. Cash provided by operating activities for the three months ended March 31, 2007 resulted primarily from decreased receivables, offset by a net loss of approximately $1,023,000 and decreased accounts payable and accrued expenses.

         INVESTING ACTIVITIES

         Net cash used in investing activities was approximately $420,000 and $154,000 for the three months ended March 31, 2008 and 2007, respectively. Net cash used in investing activities for the three months ended March 31, 2008 consisted of an increase in capital expenditures primarily for furniture and fixtures and trademark costs. Net cash used in investing activities for the three months ended March 31, 2007 consisted of capital expenditures primarily for computer software and trademark costs.

         FINANCING ACTIVITIES

         There were no financing activities during the three months ended March 31, 2008 and 2007.

         FACTORING AGREEMENTS

         Pursuant to the terms of our factoring agreements, the factor purchases our eligible accounts receivable and assumes the credit risk with respect to those accounts for which the factor has given its prior approval. If the factor does not assume the credit risk for a receivable, the collection risk associated with the receivable remains with us. We pay a fixed commission rate and may borrow up to 85% of eligible accounts receivable and 50% of our eligible inventory up to a maximum of $1.3 million. Interest is charged at prime plus 1%. As of March 31, 2008 and 2007, total factored accounts receivable included in due from factor amounted to approximately $3,466,000 and $2,182,000, respectively. Outstanding advances as of March 31, 2008 and 2007 amounted to approximately $1,419,000 and $521,000, respectively, and are included in the due from factor balance.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

         The following summarizes our contractual obligations at March 31, 2008 and the effects such obligations are expected to have on liquidity and cash flows in future periods:

                                                 Payments Due by Period
                            -------------------------------------------------------------
                                          Less than       1-3          4-5        After
 Contractual Obligations       Total       1 Year        Years        Years      5 Years
-------------------------   ----------   ----------   ----------   ----------   ---------
Operating leases ........   $  763,932   $  378,908   $  268,392   $  116,632   $    --
Design services agreement    5,718,182    2,218,182    3,500,000         --          --
                            ----------   ----------   ----------   ----------   ---------
    Total ...............   $6,482,114   $2,597,090   $3,768,392   $  116,632   $    --
                            ==========   ==========   ==========   ==========   =========

         At March 31, 2008 and March 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

         Factored accounts receivable may subject us to off-balance sheet risk. We sell the majority of our trade accounts receivable to a factor and are contingently liable to the factor for merchandise disputes, other customer claims and invoices that are not credit approved by the factor.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not required.

ITEM 4T. CONTROLS AND PROCEDURES.

         EVALUATION OF CONTROLS AND PROCEDURES

         Members of the our management, including our Chief Executive Officer, Colin Dyne, and Chief Financial Officer, Darryn Barber, have evaluated the effectiveness of our disclosure controls and procedures, as defined by paragraph
(e) of Exchange Act Rules 13a-15 or 15d-15, as of March 31, 2008, the end of the period covered by this report. Based upon that evaluation, Messrs. Dyne and Barber concluded that our disclosure controls and procedures were effective as of March 31, 2008.

         INTERNAL CONTROL OVER FINANCIAL REPORTING

         There were no changes in our internal control over financial reporting or in other factors identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the first quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



                                     PART II
                                OTHER INFORMATION

ITEM 1A. RISK FACTORS

CAUTIONARY STATEMENTS AND RISK FACTORS

         Several   of  the   matters   discussed   in  this   document   contain
forward-looking statements that involve risks and uncertainties. Factors associated with the forward-looking statements that could cause actual results to differ materially from those projected or forecast are included in the statements below. In addition to other information contained in this report, readers should carefully consider the following cautionary statements.

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND HAVE EXPERIENCED OPERATING LOSSES MAKING IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY.

         Both of our subsidiaries, Versatile Entertainment, Inc. and Bella Rose, LLC, were recently formed. Versatile was established in April 2001 to design, market, and distribute high-end casual apparel and commenced operation of its People's Liberation business in July 2004. Versatile began shipping its products in the fourth quarter of 2004. Bella Rose was formed in May of 2005, to design, market, and distribute high-end casual apparel under the brand name "William Rast." Bella Rose began shipping its products in the fourth quarter of 2005. Because our subsidiaries only recently commenced their principal operations, we do not have a meaningful historical record of sales and revenues nor an established business track record. While we believe that we have the opportunity to be successful in the premium contemporary segment of the apparel industry, there can be no assurance that we will be successful in accomplishing our business initiatives, or that we will be able to achieve any significant levels of revenues or net income, from the sale of our products.

         Unanticipated problems, expenses and delays are frequently encountered in increasing production and sales and developing new products, especially in the current stages of our business. Our ability to continue to successfully develop, produce and sell our products and to generate significant operating revenues will depend on our ability to, among other matters:

         - successfully market, distribute and sell our products or enter into agreements with third parties to perform these functions on our behalf; and

         -        obtain the financing required to implement our business plan.

         Given our limited operating history, lack of long-term sales history and other sources of revenue, there can be no assurance that we will be able to achieve any of our goals and develop a sufficiently large customer base to be profitable.

OUR WILLIAM RAST CLOTHING LINE IS ENDORSED BY JUSTIN TIMBERLAKE,  AND SHOULD OUR
RELATIONSHIP  WITH  MR.  TIMBERLAKE   DETERIORATE,   OUR  PROFITABILITY  MAY  BE
NEGATIVELY IMPACTED.

         Two of our consolidated subsidiaries, which we own with an entity controlled by Justin Timberlake, have the exclusive rights to manufacture clothing and accessories under the William Rast tradename. Mr. Timberlake has agreed to publicly promote and endorse the William Rast brand, and we manage the companies and are responsible for funding the costs of their operation. In the event that our relationship with Mr. Timberlake deteriorates, Mr. Timberlake may refuse to directly or indirectly promote our William Rast brand, which could reduce the acceptance of our William Rast brand in the marketplace and consequently harm our sales and profitability.

WE RELY ON A DESIGN COMPANY TO DESIGN OUR WILLIAM RAST LIFESTYLE COLLECTION.

         We are party to a Design Services Agreement with Paris68, the New York-based independent design consultancy firm of Johan and Marcella Lindeberg pursuant to which our William Rast lifestyle collection is being developed and designed in collaboration with Paris68. Our William Rast brand is an integral component of our business and accounts for a significant portion of our sales. In the event that Paris68 fails to fulfill its contractual obligations to us by, for example, failing to timely deliver products for a particular season, or if the reputation of our William Rast brand is negatively impacted as a result of our relationship with Paris68, our sales and profitability could decline.

WE RELY ON OUR INTERNATIONAL DISTRIBUTORS TO SELL OUR PRODUCTS

Internationally, we sell our products primarily through distributors. In the event our international distributors fail to successfully promote and sell our brands outside the United States, the reputation of our brands could be negatively impacted, and our sales and profitability would decline.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE.

         We may not be able to fund our future growth or react to competitive pressures if we lack sufficient funds. Currently, we believe that we have sufficient cash on hand and through our factor to fund existing operations for the foreseeable future. However, in the future, we may need to raise additional funds through equity or debt financings or collaborative relationships, including in the event that we lose our relationship with our factor. This additional funding may not be available or, if available, it may not be available on economically reasonable terms. The extent of our future capital requirements will depend on many factors, including our results of operations. If our cash from operations is less than anticipated or our working capital requirements or capital expenditures are greater than we expect, or if we expand our business by acquiring or investing in additional brands, we may need to raise additional debt or equity financing within the next twelve months. In addition, any additional funding may result in significant dilution to existing shareholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION COULD IMPAIR OUR BUSINESS.

         We believe that we are poised for significant growth in 2008. No assurance can be given that we will be successful in maintaining or increasing our sales in the future. Any future growth in sales will require additional working capital and may place a significant strain on our management, management information systems, inventory management, sourcing capability, distribution facilities and receivables management. Any disruption in our order processing, sourcing or distribution systems could cause orders to be shipped late, and under industry practices, retailers generally can cancel orders or refuse to accept goods due to late shipment. Such cancellations and returns would result in a reduction in revenue, increased administrative and shipping costs, a further burden on our distribution facilities and also adversely impact our relations with retailers.

WE OPERATE IN A SEASONAL BUSINESS, AND OUR FAILURE TO TIMELY DELIVER PRODUCTS TO MARKET WILL NEGATIVELY IMPACT OUR PROFITABILITY.

         The apparel industry is a seasonal business in which our financial success is largely determined by seasonal events such as the commencement of the school year and holiday seasons. In the event that we are unable to supply our products to the marketplace in a timely manner as a consequence of manufacturing delays, shipping delays, or other operational delays, our sales and profitability will be negatively impacted.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

         Management expects that we will experience substantial variations in our net sales and operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include:

         -        the timing of our introduction of new product lines;

         -        the level of consumer acceptance of each new product line;

         - general economic and industry conditions that affect consumer spending and retailer purchasing;

         -        the availability of manufacturing capacity;

         -        the timing of trade shows;

         -        the product mix of customer orders;

         -        the return of defective merchandise;

         - the timing of the placement or cancellation of customer orders;

         -        transportation delays;

         -        quotas and other regulatory matters;

         -        the occurrence of charge backs in excess of reserves; and

         - the timing of expenditures in anticipation of increased sales and actions of competitors.

         As a result of fluctuations in our revenue and operating expenses that may occur, management believes that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD AFFECT OUR RESULTS OF OPERATIONS.

         Certain retailers, including some of our customers, have experienced in the past, and may experience in the future, financial difficulties, which increase the risk of extending credit to such retailers and the risk that financial failure will eliminate a customer entirely. These retailers have attempted to improve their own operating efficiencies by concentrating their purchasing power among a narrowing group of vendors. There can be no assurance that we will remain a preferred vendor for our existing customers. A decrease in business from or loss of a major customer, such as one customer that accounted for 28.5% of our net sales for the three months ended March 31, 2008 and 31.1% of our net sales for the year ended December 31, 2007, could have a material adverse effect on the results of our operations. There can be no assurance that our factor will approve the extension of credit to certain retail customers in the future. If a customer's credit is not approved by the factor or sales to a customer exceed the factor's imposed limits, we could assume the collection risk on sales to the customer.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH IMPORTING PRODUCTS.

         A portion of our import operations are subject to tariffs imposed on imported products and quotas imposed by trade agreements. In addition, the countries into which our products are imported may from time to time impose additional new duties, tariffs or other restrictions on their imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs or similar laws, could harm our business. We cannot assure that future trade agreements will not provide our competitors with an advantage over us, or increase our costs, either of which could have an adverse effect on our business and financial condition.

         Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Generally, these trade agreements benefit our business by reducing or eliminating the duties assessed on products or other materials manufactured in a particular country. However, trade agreements can also impose requirements that adversely affect our business, such as limiting the countries from which we can purchase raw materials and setting duties or restrictions on products that may be imported into the United States from a particular country.

         Our ability to import raw materials in a timely and cost-effective manner may also be affected by problems at ports or issues that otherwise affect transportation and warehousing providers, such as labor disputes. These problems could require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

OUR DEPENDENCE ON INDEPENDENT MANUFACTURERS AND SUPPLIERS OF RAW MATERIALS REDUCES OUR ABILITY TO CONTROL THE MANUFACTURING PROCESS, WHICH COULD HARM OUR SALES, REPUTATION AND OVERALL PROFITABILITY.

         We depend on independent contract manufacturers and suppliers of raw materials to secure a sufficient supply of raw materials and maintain sufficient manufacturing and shipping capacity in an environment characterized by declining prices, labor shortage, continuing cost pressures and increased demands for product innovation and speed-to-market. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or failure to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

         For the three months ended March 31, 2008, four contractors accounted for approximately 59% of our purchases. For the year ended December 31, 2007, four contractors accounted for approximately 52% of our purchases. We do not have long-term contracts with any of our independent contractors, and any of these contractors may unilaterally terminate their relationship with us at any time. While management believes that there exists an adequate supply of contractors to provide products and services to us, to the extent that we are not able to secure or maintain relationships with independent contractors that are able to fulfill our requirements, our business would be harmed.

         We do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of our contractors could subject us to fines and result in our goods that are manufactured in violation of such laws being seized or their sale in interstate commerce being prohibited. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had a material adverse effect on our business, and we are not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions as a result of violations of applicable labor laws by our contractors, or that such sanctions will not have a material adverse effect on our business and results of operations.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

         The loss of or inability to enforce the trademarks "William Rast" and "People's Liberation" and our other proprietary designs, know-how and trade secrets could adversely affect our business. If any third party independently develops similar products to ours or manufactures knock-offs of our products, it may be costly to enforce our rights and we would not be able to compete as effectively. Additionally, the laws of foreign countries may provide inadequate protection of intellectual property rights, making it difficult to enforce such rights in those countries.

         We may need to bring legal claims to enforce or protect our intellectual property rights. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources. In addition, notwithstanding the rights we have secured in our intellectual property, third parties may bring claims against us alleging that we have infringed on their intellectual property rights or that our intellectual property rights are not valid. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate and therefore could have an adverse affect on our business.

THE LOSS OF CHIEF EXECUTIVE OFFICER, COLIN DYNE, COULD HAVE AN ADVERSE EFFECT ON OUR FUTURE DEVELOPMENT AND COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES.

         Our success is largely dependent upon the expertise and knowledge of our Chief Executive Officer, Colin Dyne, who we rely upon to formulate our business strategy. As a result of the unique skill set and responsibilities of Mr. Dyne, the loss of Mr. Dyne could have a material adverse effect on our business, development, financial condition, and operating results. We do not maintain "key person" life insurance on any of our management, including Mr. Dyne.

THE  REQUIREMENTS  OF  THE  SARBANES-OXLEY   ACT,  INCLUDING  SECTION  404,  ARE
BURDENSOME, AND OUR FAILURE TO COMPLY WITH THEM COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS AND STOCK PRICE.

         Effective internal control over financial reporting is necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 required us to evaluate and report on our internal control over financial reporting beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. Currently, our independent registered public accounting firm will be required to annually attest to our evaluation, and issue their own opinion on our internal control over financial reporting beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2008. We have prepared for compliance with
Section 404 by strengthening, assessing and testing our system of internal control over financial reporting to provide the basis for our report. The process of strengthening our internal control over financial reporting and complying with Section 404 was expensive and time consuming, and required significant management attention. We cannot be certain that the measures we have undertaken will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal control over financial reporting that we will need will become more complex, and significantly more resources will be required to ensure our internal control over financial reporting remains effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal control over financial reporting, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors' confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the Nasdaq Stock Markets or national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

                          RISKS RELATED TO OUR INDUSTRY

OUR SALES ARE HEAVILY INFLUENCED BY GENERAL ECONOMIC CYCLES.

         Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of our customers. Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any substantial deterioration in general economic conditions, increases in interest rates, acts of war, terrorist or political events that diminish consumer spending and confidence in any of the regions in which we compete, could reduce our sales and adversely affect our businesses and financial condition.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO OVERCOME A VARIETY OF COMPETITIVE CHALLENGES.

         We operate our business in the premium contemporary segment of the apparel industry. Currently, our competitors include companies and brands such as True Religion, Seven For All Mankind, Citizens of Humanity, Theory, Rock & Republic and Joe's Jeans. We face a variety of competitive challenges including:

         - anticipating and quickly responding to changing consumer demands that are dictated in part by fashion and season;

         - developing innovative, high-quality products in sizes and styles that appeal to consumers;

         - competitively pricing our products and achieving customer perception of value; and

         - the need to provide strong and effective marketing support to maintain our brand image.

         Our ability to anticipate and effectively respond to these competitive challenges depends in part on our ability to attract and retain key personnel in our design, merchandising and marketing staff. Competition for these personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods. In addition, our competitors may have greater financial resources than we do which could limit our ability to respond quickly to market demands. In the event that we are not successful in addressing the competitive challenges we face, we could lose market share to our competitors and consequently our stock price could be negatively impacted.

                        RISKS RELATED TO OUR COMMON STOCK

SINCE TRADING ON THE OTC BULLETIN BOARD MAY BE SPORADIC, YOU MAY HAVE DIFFICULTY RESELLING YOUR SHARES OF OUR COMMON STOCK.

         In the past, our trading price has fluctuated as the result of many factors that may have little to do with our operations or business prospects. In addition, because the trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange, you may have difficulty reselling any of our common shares.

WE HAVE A LIMITED TRADING VOLUME AND SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

         To date, we have had a very limited trading volume in our common stock. For instance, for the three months ended March 31, 2008, approximately 700,000 shares of our common stock were traded and for the year ended December 31, 2007, approximately 6.1 million shares of our common stock were traded. As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered.

OUR COMMON STOCK PRICE IS HIGHLY VOLATILE.

         The market price of our common stock is likely to be highly volatile as the stock market in general has been highly volatile.

         Factors that could cause such volatility in our common stock may include, among other things:

         - actual or anticipated fluctuations in our quarterly operating results;

         -        changes in financial estimates by securities analysts;

         -        conditions or trends in our industry; and

         -        changes  in  the  market   valuations   of  other   comparable
                  companies.

WE DO NOT FORESEE PAYING DIVIDENDS IN THE NEAR FUTURE.

         We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future.

OUR OFFICERS AND DIRECTORS OWN A SIGNIFICANT  PORTION OF OUR COMMON STOCK, WHICH
COULD  LIMIT  OUR  STOCKHOLDERS'   ABILITY  TO  INFLUENCE  THE  OUTCOME  OF  KEY
TRANSACTIONS.

         Our officers and directors and their affiliates own approximately 25.2% of our outstanding voting shares as of April 21, 2008. In addition, Gerard Guez, a relative of our founder and former chief executive officer and director, Daniel Guez, owns approximately 29.7% of our outstanding voting shares. As a result, our officers and directors, and Mr. Guez, are able to exert influence over the outcome of any matters submitted to a vote of the holders of our common stock, including the election of our Board of Directors. The voting power of these stockholders could also discourage others from seeking to acquire control of us through the purchase of our common stock, which might depress the price of our common stock.

ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

         On March 19, 2008, we issued a warrant to purchase 40,000 shares of our common stock to CCG Investor Relations, a consulting firm providing investor relations services to us. The warrant has an exercise price of $0.50 per share, a five-year term and vests over the nine-month term of the investor relations contract. No proceeds were received by the company as a result of the issuance of the warrant.

         No registration statement covering the warrant and the shares of common stock underlying the warrant has been filed with the United States Securities and Exchange Commission or with any state securities commission. In issuing the warrant without registration under the Securities Act, we relied upon one or more of the exemptions from registration contained in Sections 4(2) of the Securities Act, and in Regulation D promulgated thereunder, as the warrant was issued to an accredited investor, without a view to distribution, and was not issued through any general solicitation or advertisement. We made this determination based on the representations of CCG Investor Relations, Inc. which included, in pertinent part, that CCG Investor Relations, Inc. is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, that CCG Investor Relations, Inc. was acquiring the warrant for investment purposes for its own account and not as nominees or agent, and not with a view to the resale or distribution thereof in violation of the Securities Act, and that CCG Investor Relations, Inc. understood that the warrant may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

ITEM 6.  EXHIBITS

The following exhibits are filed as part of this report:

EXHIBIT
NUMBER                                 EXHIBIT TITLE
-------       ------------------------------------------------------------------

31.1          Certification   of  Principal   Executive   Officer   pursuant  to
              Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2          Certification   of  Principal   Financial   Officer   pursuant  to
              Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1          Certification  of  Principal   Executive   Officer  and  Principal
              Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PEOPLE'S LIBERATION, INC.


Date: May 13, 2008                                    /s/ Darryn Barber
                                                --------------------------------
                                                By:   Darryn Barber
                                                Its:  Chief Financial Officer
                                                      (Principal Financial and
                                                      Accounting Officer)